SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                  FORM 15

     Certification and Notice of Termination of Registration under
Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

                                             Commission File Number 1-6072


                          LATSHAW ENTERPRISES, INC.
           (Exact name of registrant as specified in its charter)


                           2533 South West Street
                           Wichita, Kansas 67217
                              (316) 942-7266
            (Address, including zip code and telephone number,
               including area code, of registrant's principal
                             executive offices)

                       Common Stock, $2.00 par value
         (Title of each class of securities covered by this Form)

                 Class A Common Stock, $100.00 par value*
                 (formerly Common Stock, $2.00 par value)
      (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

*The Class A Common Stock, $100.00 par value is the same class as the Common Stock, $2.00 par value, and is the result of a 1-for-50 reverse stock split of the Common Stock, $2.00 par value. The registrant is terminating registration of this class of securities under Rule 12g-4(a)(1)(i), but the class remains subject to the reporting requirements of Section 13(a) pursuant to Section 15(d) of the Securities Exchange Act of 1934.

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [X]           Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(1)(ii)  [ ]           Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(i)   [ ]           Rule 12h-3(b)(2)(ii)   [ ]
     Rule 12g-4(a)(2)(ii)  [ ]           Rule 15d-6             [ ]
     Rule 12h-3(b)(1)(i)   [ ]

     Approximate number of holders of record as of the certification of
record date.     147

     Pursuant to the requirements of the Securities Exchange Act of 1934, Latshaw Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                          LATSHAW ENTERPRISES, INC.



Date: December 14, 1996                   By: /s/ Michael E. Bukaty
                                              Michael E. Bukaty
                                              President and Chief Operating
                                              Officer



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